SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1) *

Cyan, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

Title of Class of Securities)

23247W 10 4

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 23247W 10 4

1.	Names of Reporting Persons Tenaya Capital V, LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by Tenaya Capital V, LP, Tenaya Capital V-P, LP, Tenaya Capital V GP, LP, Tenaya Capital V GP, LLC, Messrs. Thomas Banahan, Benjamin Boyer, Stewart Gollmer, Brian Melton and Brian Paul (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

13G

CUSIP No. 23247W 10 4

1.	Names of Reporting Persons Tenaya Capital V-P, LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

13G

CUSIP No. 23247W 10 4

1.	Names of Reporting Persons Tenaya Capital V GP, LP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

13G

CUSIP No. 23247W 10 4

1.	Names of Reporting Persons Tenaya Capital V GP, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

13G

CUSIP No. 23247W 10 4

1.	Names of Reporting Persons Thomas Banahan
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

13G

CUSIP No. 23247W 10 4

1.	Names of Reporting Persons Benjamin Boyer
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

13G

CUSIP No. 23247W 10 4

1.	Names of Reporting Persons Stewart Gollmer
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

13G

CUSIP No. 23247W 10 4

1.	Names of Reporting Persons Brian Melton
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

13G

CUSIP No. 23247W 10 4

1.	Names of Reporting Persons Brian Paul
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.0%
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Cyan, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

Item 1(b).	Address of Issuer’s Principal Executive Officers:

Cyan, Inc.

1383 N MCDOWELL BLVD SUITE 300

PETALUMA CALIFORNIA 94954

Item 2(a).	Name of Person(s) Filing:

Tenaya Capital V, LP

Tenaya Capital V-P, LP

Tenaya Capital V GP, LP

Tenaya Capital V GP, LLC

Thomas Banahan

Benjamin Boyer

Stewart Gollmer

Brian Melton

Brian Paul

Item 2(b).	Address of Principal Business Office:

Tenaya Capital

3280 Alpine Road

Portola Valley, California 94028

Item 2(c).	Citizenship:

Tenaya Capital V, LP	Delaware
Tenaya Capital V-P, LP	Delaware
Tenaya Capital V GP, LP	Delaware
Tenaya Capital V GP, LLC	Delaware
Thomas Banahan	United States of America
Benjamin Boyer	United States of America
Stewart Gollmer	United States of America
Brian Melton	United States of America
Brian Paul	United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

23247W 10 4

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015:

Reporting Persons	Shares of Common Stock Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
Tenaya Capital V, LP	0	0	0	0	0.0%
Tenaya Capital V-P, LP	0	0	0	0	0.0%
Tenaya Capital V GP, LP (2)	0	0	0	0	0.0%
Tenaya Capital V GP, LLC (2)	0	0	0	0	0.0%
Thomas Banahan (2)	0	0	0	0	0.0%
Benjamin Boyer (2)	0	0	0	0	0.0%
Stewart Gollmer (2)	0	0	0	0	0.0%
Brian Melton (2)	0	0	0	0	0.0%
Brian Paul (2)	0	0	0	0	0.0%

(1)	Represents the number of shares of Common Stock beneficially owned by the Reporting Person as of December 31, 2015.
(2)	Tenaya Capital V GP, LLC is the sole general partner of Tenaya Capital V GP, LP which serves as the sole general partner of Tenaya Capital V, LP and Tenaya Capital V-P, LP. As such, Tenaya Capital V GP, LLC and Tenaya Capital V GP, LP possesses power to direct the voting and disposition of the shares owned by Tenaya Capital V, LP and Tenaya Capital V-P, LP and may be deemed to have indirect beneficial ownership of the shares held by Tenaya Capital V, LP and Tenaya Capital V-P, LP. Tenaya Capital V GP, LLC and Tenaya Capital V GP, LP own no securities of the Issuer directly. Messrs. Thomas Banahan, Benjamin Boyer, Stewart Gollmer, Brian Melton and Brian Paul are Managing Members of Tenaya Capital V GP, LLC. As such, Messrs. Thomas Banahan, Benjamin Boyer, Stewart Gollmer, Brian Melton and Brian Paul share power to direct the voting and disposition of the shares owned by Tenaya Capital V, LP and Tenaya Capital V-P, LP and may be deemed to have indirect beneficial ownership of the shares held by Tenaya Capital V, LP and Tenaya Capital V-P, LP. Messrs. Thomas Banahan, Benjamin Boyer, Stewart Gollmer, Brian Melton and Brian Paul own no securities of the Issuer directly.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

TENAYA CAPITAL V, LP			TENAYA CAPITAL V GP, LLC

By: Tenaya Capital V GP, LP		By:	/s/ Dave Markland
Its: General Partner			Dave Markland as Attorney-in-fact
By: Tenaya Capital V GP, LLC
Its: General Partner

By:	/s/ Dave Markland		/s/ Dave Markland
	Dave Markland as Attorney-in-fact		Thomas Banahan by Dave Markland as Attorney-in-fact

TENAYA CAPITAL V-P, LP

By: Tenaya Capital V GP, LP
Its: General Partner			/s/ Dave Markland
By: Tenaya Capital V GP, LLC			Benjamin Boyer by Dave Markland as Attorney-in-fact
Its: General Partner

By:	/s/ Dave Markland
	Dave Markland as Attorney-in-fact		/s/ Dave Markland
Stewart Gollmer by Dave Markland as Attorney-in-fact

TENAYA CAPITAL V GP, LP

By: Tenaya Capital V GP, LLC
Its: General Partner
/s/ Dave Markland
By:	/s/ Dave Markland		Brian Melton by Dave Markland as Attorney-in-fact
Dave Markland as Attorney-in-fact
/s/ Dave Markland
Brian Paul by Dave Markland as Attorney-in-fact

Exhibit(s):

99.1:     Joint Filing Statement